FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2004

National Australia Bank Limited
ACN 004 044 937
(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, 2 April 2004

National’s Board establishes committee to manage EGM

The Board of Directors of the National Australia Bank has approved the formation of a committee to manage the proposed Extraordinary General Meeting and consider resolutions submitted by Mrs Catherine Walter.

The National’s Board, which met in Sydney today, agreed that the committee would comprise at least two non-executive Directors of subsidiary Boards of the National and two senior executives of the National.

The members of the committee include:

•                  Sir David Fell, the Chairman of the National Irish Bank and Northern Bank

•                  Mr Kerry McDonald, Chairman of Bank of New Zealand

•                  Mr John Moule, a Director of National Wealth Management Holdings

•                  Mr John Stewart, the National’s Managing Director and Chief Executive; and

•                  Mr Garry Nolan, the Company Secretary of the National

The committee will meet next week to: determine the date of the proposed EGM and finalise the Notice of Meeting for the EGM including the resolutions to be considered by shareholders at the EGM.

The committee will consider legal advice on the resolutions submitted by Mrs Walter before reaching a final decision.

For further information:

Brandon Phillips

Group Manager

Group Corporate Relations

03 8641 3857 work

0419 369 058 mobile

Or visit www.nabgroup.com

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, 2 April 2004

National’s Chief Financial Officer Announces Retirement

The National’s Chief Financial Officer, Mr Richard McKinnon, has advised that he intends to leave the company towards the middle of this year.

In commenting on his decision, Mr McKinnon said: “It had been my intention to retire following my 55th birthday next year. However under John Stewart’s leadership the National has embarked upon a significant revitalisation agenda, which rightly should begin with new faces at the top.”

The National’s Chief Executive, Mr John Stewart, said: “I have accepted Richard’s decision but have asked him to stay on beyond the half year results to enable us to undertake a global search for a new CFO and to provide a smooth transition.”

The National’s Chairman, Mr Graham Kraehe, said: “This is a principled decision by Mr McKinnon which reflects the integrity he has brought to the CFO position over the last four years.  Mr McKinnon has made a significant contribution to the National over his 18 years of service.”

The National has commenced a global search for a new CFO.

For further information:

Brandon Phillips

Group Manager

Group Corporate Relations

03 8641 3857 work

0419 369 058 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan E Crook

Date:	2 April 2004	Title:	Associate Company Secretary